Exhibit 2.1

EXECUTION VERSION

CONTRIBUTION AGREEMENT

BETWEEN

NEW SOURCE ENERGY CORPORATION

AND

NEW SOURCE ENERGY PARTNERS L.P.

i

ARTICLE 6 GRANTEE’S REPRESENTATIONS AND WARRANTIES	19
6.1 Organization and Standing	19
6.2 Power	19
6.3 Authorization and Enforceability	19
6.4 Liability for Brokers’ Fees	20
6.5 Litigation	20
6.6 Capital Structure	20
6.7 No Conflicts	20
6.8 Securities Law, Access to Data and Information	21
6.9 Grantee’s Evaluation	21

ARTICLE 7 COVENANTS AND AGREEMENTS	21
7.1 Covenants and Agreements of Grantor	21
7.2 Covenants and Agreements of the Parties	23

ARTICLE 8 GRANTOR’S CONDITIONS TO CLOSE	25
8.1 Representations	25
8.2 Performance	25
8.3 Pending Matters	25
8.4 Execution and Delivery of the Closing Documents	25

ARTICLE 9 GRANTEE’S CONDITIONS TO CLOSE	26
9.1 Representations	26
9.2 Performance	26
9.3 Pending Matters	26
9.4 Execution and Delivery of the Closing Documents	26
9.5 Grantee’s Conflicts Committee	26

ARTICLE 10 THE CLOSING	26
10.1 Time and Place of the Closing	26
10.2 Adjustments to Consideration Amount at the Closing	26
10.3 Post-Closing Adjustment	28
10.4 Actions of Grantor at the Closing	29
10.5 Actions of Grantee at the Closing	30

ARTICLE 11 TERMINATION	30
11.1 Right of Termination	30
11.2 Effect of Termination	31
11.3 Termination Damages	31

ARTICLE 12 TAXES	31
12.1 Fees	31
12.2 Income Taxes; Transfer Taxes	31
12.3 Asset Taxes	32
12.4 Asset Tax Returns	32

ARTICLE 13 OBLIGATIONS AND INDEMNIFICATION	33
13.1 Retained Obligations	33
13.2 Assumed Obligations	33
13.3 Grantee’s Indemnification	33
13.4 Grantor’s Indemnification	33
13.5 Limitation for Grantor’s Indemnification	34
13.6 Notices and Defense of Indemnified Matters	34

ARTICLE 14 LIMITATIONS ON REPRESENTATIONS AND WARRANTIES	35
14.1 Disclaimers of Representations and Warranties	35
14.2 Survival	36

ARTICLE 15 MISCELLANEOUS	36
15.1 Expenses	36
15.2 Document Retention	36
15.3 Entire Agreement	36
15.4 Waiver	36
15.5 Publicity	37
15.6 No Third Party Beneficiaries	37
15.7 Assignment	37
15.8 Governing Law	37
15.9 Notices	37
15.10 Severability	38
15.11 Time of the Essence	38
15.12 Counterpart Execution	39
15.13 Determinations by Grantee	39
15.14 Further Assurances	39
15.15 Lockup	39

EXHIBITS

Exhibit A	Leases
Exhibit B	Wells
Exhibit C	Material Agreements
Exhibit D	Form of Conveyance
Exhibit E	Capital Projects
Exhibit F	Personal Property
Exhibit G	Form of Second Conveyance

SCHEDULES

2.2(g)	Surface Contracts
5.6	Litigation
5.7	Insurance
5.11	Calls on Productions
5.12	Breaches and Defaults of Material Agreements
5.13	Hydrocarbons Sales Contracts
5.14	Suspense Proceeds
5.17	Preferential Rights and Transfer Requirements
5.18	No Conflicts
5.21	Wells and Equipment
5.22	Outstanding Capital Commitments
5.23	Environmental
5.24	Surface Use
5.25	Title

6.7	No Conflicts

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is dated as of March 29, 2013, by and between New Source Energy Corporation, a Delaware corporation (“Grantor”), and New Source Energy Partners L.P., a Delaware limited partnership (“Grantee”). Grantor and Grantee are collectively referred to herein as “Parties” and individually referred to as a “Party”.

RECITALS

1. Grantor owns various oil and gas properties, either of record or beneficially, as more fully described in the Exhibits hereto.

2. Grantor desires to contribute to Grantee and Grantee desires to receive from Grantor the properties and rights of Grantor hereafter described, in the manner and upon the terms and conditions hereafter set forth.

3. Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in Article 1 hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1

DEFINED TERMS

1.1 Definitions.

“Accounting Arbitrator” has the meaning set forth in Section 10.3(b) of this Agreement.

“Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

“Agreement” means this Contribution Agreement.

“Assets” has the meaning set forth in Section 2.2 of this Agreement.

“Asset Taxes” means ad valorem, property, severance, production, or similar Taxes (including any interest, fine, penalty or additions to tax imposed by Governmental Authorities in connection with such Taxes) based upon operation or ownership of the Assets or the production of Hydrocarbons therefrom, but excluding, for the avoidance of doubt, income, franchise, and similar Taxes.

“Asset Tax Return” shall mean any report, return, information statement, schedule, attachment, payee statement or other information required to be provided to any Governmental Authority with respect to Asset Taxes.

“Assumed Obligations” has the meaning set forth in Section 13.2 of this Agreement.

“Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are authorized or required by law to be closed for business in New York, New York or Oklahoma City, Oklahoma, United States of America.

“Capital Projects” means those capital projects more particularly described on Exhibit E to this Agreement.

“Casualty Loss” has the meaning set forth in Section 7.2(e) of this Agreement.

“Closing” has the meaning set forth in Section 10.1 of this Agreement.

“Closing Date” has the meaning set forth in Section 10.1 of this Agreement.

“Common Units” means common units of Grantee as such units are described in the Partnership Agreement.

“Conflicts Committee” has the meaning set forth in the Partnership Agreement.

“Consideration Amount” has the meaning set forth in Section 3.1 of this Agreement.

“Consideration Adjustments” has the meaning set forth in Section 10.2 of this Agreement.

“Consideration Units” has the meaning set forth in Section 3.2 of this Agreement.

“Conveyance” means that certain assignment, bill of sale and conveyance the form of which is more particularly set forth on Exhibit D to this Agreement.

“Credit Agreement” means that certain Credit Agreement by and among New Dominion, LLC, Grantor and Valley National Bank dated as of September 12, 2012.

“Defensible Title” means such title to the Assets that, subject to and except for Permitted Encumbrances: (a) entitles Grantor to receive not less than the net revenue interest (“NRI”) set forth on Exhibit B for each Well throughout the life of such Well; (b) obligates Grantor to bear costs and expenses relating to the maintenance, development, operation and production of Hydrocarbons from each Well in an amount not greater than the working interest (“WI”) set forth in Exhibit B throughout the life of such Well; and (c) is free and clear of encumbrances, Liens and defects.

“Downward Adjustment” has the meaning set forth in Section 10.2(d).

“Effective Time” has the meaning set forth in Section 2.4(a) of this Agreement.

“Environmental Laws” means all laws, statutes, ordinances, court decisions, rules and regulations of any Governmental Authority pertaining to health or the environment as may be interpreted by applicable court decisions or administrative orders, including, without limitation, the Clean Air Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act, as amended, the Resources Conservation and Recovery Act, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendment and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and comparable state and local laws.

“Equipment” has the meaning set forth in Section 2.2(h) of this Agreement.

“Equity Interest” shall mean (i) the equity ownership rights in a business entity, whether a corporation, company, joint stock company, limited liability company, general or limited partnership, joint venture, bank, association, trust, trust company, land trust, business trust, sole proprietorship or other business entity or organization, and whether in the form of capital stock, ownership unit, limited liability company interest, limited or general partnership interest or any other form of ownership, and (ii) also includes all Equity Interest Equivalents.

“Equity Interest Equivalents” shall mean all rights, warrants, options, convertible securities or indebtedness, exchangeable securities or other instruments, or other rights that are outstanding and exercisable for or convertible or exchangeable into, directly or indirectly, any Equity Interest described in clause (i) of the definition thereof at the time of issuance or upon the passage of time or occurrence of some future event.

“Excluded Assets” has the meaning set forth in Section 2.3 of this Agreement.

“Financial Statements” has the meaning set forth in Section 7.2(d) of this Agreement.

“Fundamental Representations and Warranties” means the representations and warranties in Sections 5.1, 5.2, 5.3, 5.4, 5.18, 6.1, 6.2, 6.3 and 6.4 of this Agreement.

“Governmental Authority” means, as to any given Asset, any agency, department, board or other instrumentality of the United States and the state, county, parish, city and political subdivisions in which such Asset is located and that exercises jurisdiction over such Asset.

“Golden Lane Area” means T10 & 11N, R5, 6, & 7E, Pottawatomie, Okfuskee and Seminole Counties, Oklahoma.

“Golden Lane Leases” means leasehold estates created by any oil and gas leases and any mineral estates and other rights located in the Golden Lane Area.

“Grantee” has the meaning set forth in the first paragraph of this Agreement.

“Grantee Indemnitees” has the meaning set forth in Section 13.4 of this Agreement.

“Grantor” has the meaning set forth in the first paragraph of this Agreement.

“Grantor Indemnitees” has the meaning set forth in Section 13.3 of this Agreement.

“Hazardous Substance(s)” means and includes, each substance defined, designated, classified or regulated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant, radioactive material or byproduct, or toxic substance under any Environmental Law, and any petroleum or petroleum products.

“Hydrocarbons” has the meaning set forth in Section 2.2(a) of this Agreement.

“Indemnity Claim” has the meaning set forth in Section 13.6 of this Agreement.

“Information” has the meaning set forth in Section 7.2(a) of this Agreement.

“Knowledge” as used herein shall mean and be limited to the actual knowledge after due inquiry of any officer or manager of a Party directly involved in the transaction that is the subject matter of this Agreement or in the ownership, operation, or administration of the Properties.

“Lands” has the meaning set forth in Section 2.2(a) of this Agreement.

“Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments, and codes of Governmental Authorities.

“Leases” has the meaning set forth in Section 2.2(a) of this Agreement.

“Lien(s)” means, with respect to any property or asset, any mortgage, pledge, charge, security interest, or other encumbrance of any kind in respect of such property or asset.

“Lock-Up Agreement” has the meaning set forth in Section 15.15.

“Losses” has the meaning set forth in Section 13.3 of this Agreement.

“Material Agreements” means, to the extent binding on the Assets or Grantee’s ownership thereof after Closing, any contract, agreement, or other arrangement, other than the instruments constituting the Leases, which is one or more of the following types: (a) contracts with any Affiliate of Grantor for services to be performed on behalf of the Assets, excluding any formation and governance agreements of Grantor and any agreement between Grantor and its Affiliates primarily related to compensation, distributions, dividends or other forms of consideration by and between the partners and members of Grantor or its Affiliates; (b) contracts for the sale, purchase, exchange, or other disposition of Hydrocarbons which are not cancelable without penalty on sixty (60) days prior written notice; (c) non-competition agreements or any agreements that purport to restrict, limit, or prohibit Grantor from engaging in any line of business or the manner in which, or the locations at which, Grantor (or Grantee, as successor in interest to Grantor hereunder) conducts business, including area of mutual interest agreements; (d) contracts for the gathering, treatment, processing, storage, or transportation of Hydrocarbons; (e) indentures, mortgages or deeds of trust, loans, credit or note purchase agreements, sale-lease back agreements, guaranties, bonds, letters of credit, or similar financial agreements; and (f) contracts for the construction and installation or rental of equipment, fixtures, or facilities with guaranteed production throughput requirements or demand charges or which cannot be terminated by Grantor without penalty on sixty (60) days or less notice; that in each case of (a) through (f) above, could reasonably be expected to result in (i) aggregate payments by Grantor (net to the interest of Grantor) of more than Fifty Thousand Dollars ($50,000) or (ii) revenues (net to the interest of Grantor) of more than Fifty Thousand Dollars ($50,000) during the current or any subsequent calendar year.

“NRI” has the meaning set forth in the definition of Defensible Title.

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Grantee dated as of February 13, 2013, as amended.

“Party” and “Parties” has the meaning set forth in the first paragraph of this Agreement.

“Permits” has the meaning set forth in Section 5.16 of this Agreement.

“Permitted Encumbrances” means:

(a) the terms and conditions of the Leases and other instruments of record relating to the Wells, including, without limitation, lessor’s royalties, overriding royalties, net profits, carried interests, reversionary interests and similar burdens (payable or in suspense) if the net cumulative effect of such burdens does not, individually or in the aggregate operate to reduce the NRI below that set forth on Exhibit B or increase the WI above that set forth on Exhibit B without a corresponding and proportionate increase in NRI;

(b) Liens for Taxes, or assessments not yet due and delinquent or, if delinquent, that are being contested in good faith in the normal course of business, responsibility for which will be retained by Grantor after Closing, and adequate cash reserves for which are maintained in accordance with United States generally accepted accounting principles;

(c) all rights to consent by, required notices to, filings with, or other actions by a Governmental Authority, in connection with the conveyance of the applicable Asset if the same are customarily obtained after such conveyance;

(d) rights of reassignment upon the surrender or expiration of, and the intent to abandon or surrender, or to allow to expire, any Lease;

(e) easements, rights of way, servitudes, permits, surface leases and other rights with respect to surface operations, on, over or in respect of any of the Assets or any restriction on access thereto that do not materially interfere with or materially impair the operation of the affected Asset, and do not, individually or in the aggregate, reduce the NRI of Grantor below those set forth in Exhibit B or increase the WI of Grantor above those set forth in Exhibit B without a corresponding and proportionate increase in the NRI;

(f) the terms and conditions of the Material Agreements set forth in Exhibit C, to the extent the same do not, individually or in the aggregate, reduce the NRI of Grantor below those set forth in Exhibit B or increase the WI of Grantor above those set forth in Exhibit B without a corresponding and proportionate increase in the NRI;

(g) materialmen’s, mechanics’, operators’ or other similar Liens arising in the ordinary course of business incidental to operation of the Assets if such Liens and charges have not yet become due and payable or if their validity is being contested in good faith by appropriate action and Grantor retains responsibility therefor after Closing;

(h) preferential rights to purchase or similar agreements with respect to which (i) waivers or consents are obtained from the appropriate parties for the transactions contemplated hereby, or (ii) required notices have been given for the transactions contemplated hereby to the holders of such rights and the appropriate period for asserting such rights has expired without an exercise of such rights;

(i) third party consents to assignments or similar agreements with respect to which (i) waivers or consents are obtained from the appropriate parties for the transactions contemplated hereby, or (ii) required notices have been given for the transactions contemplated hereby to the holders of such rights and (to the extent such period is specifically stated in the instrument containing such consent to assignment or similar requirement) the appropriate period for asserting such rights has expired without an exercise of such rights, request for further information about the transactions contemplated by this Agreement or any Party to this Agreement, or other objection to the transactions contemplated by this Agreement;

(j) immaterial errors or omissions in documents related to the Assets caused by oversights in drafting, executing, or acknowledging that occurred greater than ten years prior to the date of this Agreement, do not affect and have not historically affected the operations of or production from the Assets, and do not reduce the NRI of Grantor below those set forth in Exhibit B or increase the WI of Grantor above those set forth in Exhibit B without a corresponding and proportionate increase in the NRI;

(k) rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets and the applicable laws, rules and regulations of such Governmental Authorities; and

(l) all defects and irregularities affecting the Assets which individually or in the aggregate do not operate to (i) reduce the NRI of Grantor, (ii) increase the proportionate share of costs and expenses of leasehold operations attributable to or to be borne by the WI of Grantor, and (iii) otherwise interfere materially with the operation, value or use of the Assets, and, in each case above, which would be accepted or waived by a prudent purchaser of oil and gas properties.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Pipelines” has the meaning set forth in Section 2.2(i) of this Agreement.

“Post-Closing Environmental Liabilities” means (i) any violation of Environmental Law arising in connection with the ownership or operation of the Properties on or after the Effective Time, (ii) any Release of Hazardous Substances onto or from the Properties on or after the Effective Time or relating to or arising from any activities conducted on such properties or from operation of such assets on or after the Effective Time and (iii) any claim, action, cause of action, inquiry, investigation, remediation, removal or restoration with respect to the matters set forth in subsection (i) or (ii) above.

“Pre-Closing Environmental Liabilities” means (i) any violation of Environmental Law arising in connection with the ownership or operation of the Properties prior to the Effective Time, (ii) any Release of Hazardous Substances onto or from the Properties prior to the Effective Time or relating to or arising from any activities conducted on such properties or from operation of such assets prior to the Effective Time and (iii) any claim, action, cause of action, inquiry, investigation, remediation, removal or restoration with respect to the matters set forth in subsection (i) or (ii) above

“Preferential Rights” means any right or agreement that enables any Person to purchase or acquire any Asset or any interest therein or portion thereof as a result of or in connection with (a) the sale, assignment or other transfer of any Asset or any interest therein or portion thereof, or (b) the execution or delivery of this Agreement or the consummation or performance of the terms and conditions contemplated by this Agreement.

“Properties” has the meaning set forth in Section 2.2(c).

“Property Costs” has the meaning set forth in Section 10.2(b) of this Agreement.

“Records” has the meaning set forth in Section 2.2(e) of this Agreement.

“Recoverable Loss” has the meaning set forth in Section 15.5(b) of this Agreement.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Retained Obligations” has the meaning set forth in Section 13.1 of this Agreement.

“SEC” has the meaning set forth in Section 7.2(d) of this Agreement.

“Second Conveyance” has the meaning set forth in Section 7.2(g).

“Securities Act” has the meaning set forth in Section 7.2(d) of this Agreement.

“Straddle Period” means any tax period beginning before and ending after the Effective Time.

“Surface Contracts” has the meaning set forth in Section 2.2(g) of this Agreement.

“Tax” means (a) federal, state, local, or foreign taxes, charges, fees imposts, levies, or other assessments, including all net income, gross receipts, franchise, capital, sales, use, ad valorem, value added, transfer, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated Taxes, fees, assessments, and charges of any kind whatsoever; (b) all interest, penalties, fines, additions to tax, or additional amounts imposed by any Governmental Authority in connection with any item described in subsection (a); and (c) any liability for any item described in subsections (b) and (c), payable by reason of contract, assumption, transferee liability, operation of Law, or otherwise.

“Tax Return” has the meaning set forth in Section 5.20(a) of this Agreement.

“Transfer Requirement” means any consent, approval, authorization or permit of, or filing with or notification to, any Person which is required to be obtained, made or complied with for or in connection with any sale, assignment or transfer of any Asset or any interest therein, other than any consent of, notice to, filing with, or other action by Governmental Authorities in connection with the sale or conveyance of oil and/or gas leases or interests therein or Surface Contracts or interests therein, if they are not required prior to the assignment of such oil and/or gas leases, Surface Contracts or interests or they are customarily obtained subsequent to the sale or conveyance (including consents from state agencies).

“Transfer Taxes” means sales, use, excise, real property transfer, registration, documentary, stamp, filing or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed when, or with respect to, the transfer of property, as well as any interest, penalty or addition thereto whether disputed or not.

“Units” has the meaning set forth in Section 2.2(c) of this Agreement.

“Upward Adjustment” has the meaning set forth in Section 10.2(c) of this Agreement.

“Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which holders of the Common Units may vote.

“Wells” has the meaning set forth in Section 2.2(b) of this Agreement.

“WI” has the meaning set forth in the definition of Defensible Title.

1.2 Interpretation and Construction. In interpreting and construing this Agreement, the following principles shall be followed:

(a) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms “herein,” “hereof,” “hereby,” and “hereunder,” or other similar terms, refer to this Agreement as a whole and not only to the particular Article, Section or subdivision in which any such terms may be employed. The word “includes” and its syntactical variants mean “includes, but is not limited to” and corresponding syntactical variant expressions. The plural shall be deemed to include the singular, and vice versa.

(b) Unless the context of this Agreement clearly requires otherwise, references to Articles, Sections, subsections, Exhibits and Schedules refer to the Articles, Sections, and subdivisions of, and Exhibits and Schedules to, this Agreement.

(c) All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with United States generally accepted accounting principles.

(d) No consideration shall be given to the captions of the articles, sections or subsections, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction.

(e) Each exhibit, attachment, and schedule to this Agreement constitutes a part of this Agreement and is incorporated herein by reference, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit, attachment, or schedule, the provisions of the main body of this Agreement shall prevail.

(f) Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.

(g) Any reference to a statute, regulation or law shall include any amendment thereof or any successor thereto, and any rules and regulations promulgated thereunder, in each case as existing on the date of this Agreement.

(h) Any reference to “$” or “dollars” means United States Dollars.

ARTICLE 2

CONTRIBUTION AND ACCEPTANCE

2.1 Contribution. At the Closing, and upon the terms and subject to the conditions of this Agreement, Grantor shall contribute to Grantee, and Grantee shall receive from Grantor, the Assets, in exchange for the consideration set forth in this Agreement and the assumption by Grantee of the Assumed Obligations attributable to the Assets; provided, that the Golden Lane Leases shall be conveyed following the Closing pursuant to Section 7.2(g).

2.2 The Assets. As used herein, the term “Assets” means all of Grantor’s right, title and interest, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following:

(a) The oil and gas leases on which the Wells are located, together with any mineral estates and other rights that Grantor has in such leases (whether or not such leases, estates or rights are listed on Exhibit A) and the leasehold estates created by any oil and gas leases and mineral estates and other rights described in Exhibit A (collectively, the “Leases”), together with each and every kind and character of right, title, claim, and interest that Grantor has in the Leases or the lands currently pooled, unitized, communitized or consolidated therewith (the “Lands”), including, without limitation, carried interests, royalty interests, overriding royalty interests, mineral interests, production payments and net profits interests and the oil, gas and all other hydrocarbons (the “Hydrocarbons”) attributable to the Leases and the Lands.

(b) The oil and gas wells specifically described in Exhibit B (the “Wells”), and all personal property, equipment, fixtures, improvements, facilities, permits, surface leases, rights-of-way and easements used in connection with the production, gathering, treatment, processing, storing or sale of Hydrocarbons produced from the properties and interests described in Section 2.2(a).

(c) The unitization, pooling and communitization agreements, declarations and orders, and the units created thereby and all other such agreements relating to the properties and interests described in Section 2.2(a) and (b) and to the production of Hydrocarbons, if any, attributable to said properties and interests (the “Units”, and, together with the Wells, Leases, and Lands, the “Properties”).

(d) All existing and effective sales, purchase, exchange, gathering, transportation and processing contracts, operating agreements, balancing agreements, farmout agreements, service agreements and other contracts, agreements and instruments, insofar as they relate to the Properties, including without limitation, the agreements described in Exhibit C.

(e) The files, maps, logs, records and other data relating to the Properties and maintained by Grantor, but only to the extent not subject to unaffiliated third party contractual restrictions on disclosure or transfer and only to the extent related to the Assets (the “Records”).

(f) All rights and benefits arising from or in connection with any gas production, pipeline, storage, processing or other imbalance attributable to Hydrocarbons produced from the Properties as of the Effective Time.

(g) All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights (“Surface Contracts”) appurtenant to, and used or held for use primarily in connection with, the Properties (including those identified on Schedule 2.2(g).

(h) All equipment, machinery, fixtures and other tangible personal property (including spare parts, owned vehicles and leased vehicles (to the extent that the leases covering such vehicles are assignable)) and improvements located on the Properties or used or held for use primarily in connection with the operation of the Properties (“Equipment”).

(i) All flow lines, pipelines, gathering systems and appurtenances thereto located on the Properties or used, or held for use, primarily in connection with the operation of the Assets (“Pipelines”).

(j) All (i) Hydrocarbons produced from, or attributable to, the Assets from and after the Effective Time; (ii) all Hydrocarbon inventories from or attributable to the Properties that are in storage on the Effective Time, whether produced before, on or after the Effective Time; and (iii) all Hydrocarbons attributable to make-up rights with respect to gas production, pipeline, storage, processing or other imbalances attributable to the Properties, whether produced before, on or after the Effective Time.

(k) All (i) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables and general intangibles, attributable to the other Assets with respect to periods of time from and after the Effective Time or that relate to obligations assumed by Grantee pursuant to this Agreement, whether arising before, on or after the Effective Time; and (ii) Liens and security interests in favor of Grantor or its Affiliate, whether choate or inchoate, under any law or contract, to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Time of any of the other Assets or to the extent arising in favor of Grantor as the operator or non-operator of any Property.

(l) All rights of Grantor to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money relating thereto, whether before, on, or after the Effective Time, to the extent relating to obligations assumed by Grantee pursuant to this Agreement.

(m) All claims, rights, demands, complaints, causes of action, suits, actions, judgments, damages, awards, fines, penalties, recoveries, settlements, appeals, duties, obligations, liabilities, losses, debts, costs and expenses (including court costs, expert witness fees and reasonable attorneys’ fees) in favor of Grantor arising from acts, omissions or events, or damage to or destruction of the Properties occurring from and after the Effective Time or which relate to obligations assumed by Grantee pursuant to this Agreement.

(n) All franchises, licenses, permits, approvals, consents, certificates and other authorizations, and other rights granted by third Persons, and all certificates of convenience or necessity, immunities, privileges, grants, and other such rights that relate to, or arise from, the other Assets or the ownership or operation thereof.

2.3 Excluded Assets. Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the sale contemplated hereby (collectively, the “Excluded Assets”): (a) all of Grantor’s right, title and interest in and to any injection and disposal wells on the Lands or on lands pooled or unitized therewith, and all personal property, equipment, fixtures, improvements, facilities, permits, surface leases, rights-of-way and easements used in connection with the treatment, processing, transportation, storing or disposal of water produced from the Properties; (b) all credits and refunds and all accounts, instruments and general intangibles (as such terms are defined in the Oklahoma Uniform Commercial Code) attributable to the Assets to the extent attributable to any period of time prior to the Effective Time and that do not relate to obligations assumed by Grantee pursuant to this Agreement; (c) all claims of Grantor for refunds of or loss carry forwards to the extent attributable to (i) ad valorem, severance, production or any other Taxes attributable to any period prior to the Effective Time even if applied for after the Effective Time, (ii) income or franchise Taxes, or (iii) any Taxes attributable to the Excluded Assets, and such other refunds, and rights thereto, for amounts paid in connection with the Assets and attributable to the period prior to the Effective Time, including refunds of amounts paid under any gas gathering or transportation agreement, to the extent the same do not relate to obligations assumed by Grantee pursuant to this Agreement; (d) all proceeds, income or revenues (and any security or other deposits made) to the extent attributable to (i) the Assets for any period prior to the Effective Time, if they do not relate to obligations assumed by Grantee pursuant to this Agreement, or (ii) any Excluded Assets; (e) all of Grantor’s proprietary computer software, technology, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (f) all of Grantor’s rights and interests in geological and geophysical data that is interpretive in nature or which cannot be transferred without the consent of or payment to any third Person; (g) all documents and instruments of Grantor that may be protected by an attorney-client privilege unless such privileged documents and instruments pertain to litigation (including pending and threatened litigation) which Grantee is assuming; (h) data and other information that cannot be disclosed or assigned to Grantee as a result of confidentiality or similar arrangements under agreements with Persons who are not Affiliates of Grantor; (i) concurrent audit rights arising under any of the Material Agreements or otherwise with respect to any period prior to the Effective Time (unless relating to obligations assumed by Grantee pursuant to this Agreement) or to any of the Excluded Assets; (j) all corporate, partnership and income tax records of Grantor; (k) copies of all Records (which shall be prepared at Grantor’s sole cost and expense); and (l) personal property such as vehicles and certain equipment, supplies and office equipment, or any other items, in each case, to the extent described on Exhibit F.

2.4 Effective Time.

(a) Subject to this Section 2.4, the contribution of the Assets shall be effective as of March 1, 2013 at 12:01 a.m. Central Time (the “Effective Time”).

(b) Grantee shall be entitled to all Hydrocarbon production from or attributable to the Leases, Units and Wells at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, including, without limitation, delay rentals, shut-in royalties, and lease bonuses, and shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred at and after the Effective Time. Except as set forth to the contrary herein, Grantor shall be entitled to all Hydrocarbon production from or attributable to Leases, Units and Wells prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time. The terms “earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles and Counsel of Petroleum Accountants Societies standards. For purposes of this Section 2.4, determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when the goods are delivered, or when the work is performed. For clarification, the date an item or work is ordered is not the date of a pre-Effective Time transaction for settlement purposes, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, shall be the relevant date. For purposes of allocating Hydrocarbon production (and accounts receivable with respect thereto including royalties and overriding royalties payable to the owner of the Assets), under this Section 2.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the pipeline connecting into the storage facilities into which they are run, or, if there is no such facility, the applicable LACT meters through which they are run, and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the delivery point sales meters on the pipelines through which they are transported. Grantor shall utilize reasonable interpolative procedures to arrive at an allocation of Hydrocarbon production when exact meter readings or gauging and strapping data is not available. Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before, and the number of days in the applicable period falling at or after, the Effective Time, except that Hydrocarbon production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, and at or after, the Effective Time. In each case, Grantee shall be responsible for the portion allocated to the period at and after the Effective Time and Grantor shall be responsible for the portion allocated to the period before the Effective Time. After Closing, each Party shall be entitled to participate in all joint interest audits and other audits of Property Costs for which such Party is responsible or revenues to which such Party is entitled (whether entirely or in part) pursuant to this Section 2.4(b) or Section 10.2. All adjustments and payments made pursuant to this Section 2.4(b) and Section 10.2 shall be without duplication of any other amounts paid or received under this Agreement.

2.5 Maintenance of Records. Grantee, or its successors or assigns, for a period of seven (7) years following Closing, will (a) retain the Records, (b) provide Grantor, its Affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours for review and copying at Grantor’s sole cost and expense, and (c) provide Grantor, its Affiliates, and its and their officers, employees and representatives with access, during normal business hours, access, at Grantor’s sole cost, risk and expense, to materials received or produced after Closing relating to any Indemnity Claim made under Section 13.6 of this Agreement for review and copying.

ARTICLE 3

CONSIDERATION

3.1 Consideration Amount. The consideration for the contribution of the Assets shall be 348,000 Common Units (the “Consideration Amount”), subject to adjustment pursuant to Section 2.4(b) and Section 10.2, payable as provided in Section 3.2 below.

3.2 Delivery of Consideration Amount. The Consideration Amount shall be delivered at the Closing by Grantee in the form of Common Units (the “Consideration Units”). Following the Closing, the Consideration Amount shall be adjusted in accordance with Section 2.4(b) and Section 10.3, and shall be settled in Common Units in accordance with Section 10.3.

ARTICLE 4

GRANTEE’S INSPECTION

4.1 Access to Records. Prior to Closing, and subject to Section 4.2, Grantor will make the Records available to Grantee and its representatives for inspection and review at Grantor’s offices during normal business hours to permit Grantee to perform its due diligence review. Subject to the consent and cooperation of third Persons, Grantor will assist Grantee in Grantee’s efforts to obtain, at Grantee’s expense, such additional information from such Persons as Grantee may reasonably desire. Grantee may inspect the Records and such additional information only to the extent it may do so without violating any obligation of confidence or contractual commitment of Grantor to a third Persons. If disclosure or access is prohibited, Grantor shall use commercially reasonable efforts to obtain permission to grant such access to Grantee and its representatives, and shall provide Grantee with as much information or access concerning the matter as is possible while still complying with applicable Laws and Grantor’s obligations; provided that Grantor shall not be required to make any payments for the benefit of any third Person in order to do so.

4.2 Physical Access to the Leases and Wells. During reasonable business hours, Grantor agrees to grant Grantee physical access to the Properties to allow Grantee to conduct, at Grantee’s sole risk and expense, on site inspections and environmental assessments of the Properties. In connection with any such on site inspections, Grantee agrees not to unreasonably and materially interfere with the normal operation of the Properties and agrees to comply with all requirements of the operators of the Wells. If Grantee or its agents prepares an environmental assessment of any Lease or Well, Grantee agrees to keep such assessment confidential, unless disclosure is required pursuant to applicable Law, and to furnish copies thereof to Grantor. IN CONNECTION WITH GRANTING SUCH ACCESS, GRANTEE REPRESENTS THAT IT IS ADEQUATELY INSURED AND WAIVES, RELEASES AND AGREES TO INDEMNIFY GRANTOR, AND ITS DIRECTORS, OFFICERS, MEMBERS, MANAGERS, LIMITED PARTNERS, SHAREHOLDERS, EMPLOYEES, AGENTS, REPRESENTATIVES AND AFFILIATES AGAINST ALL CLAIMS FOR INJURY TO, OR DEATH OF, PERSONS OR FOR DAMAGE TO PROPERTY ARISING IN ANY WAY FROM THE ACCESS AFFORDED TO GRANTEE HEREUNDER OR THE ACTIVITIES OF GRANTEE, REGARDLESS OF CAUSE, INCLUDING WITHOUT LIMITATION THE CONCURRENT NEGLIGENCE OF GRANTOR AND ITS CONTRACTORS AND SUBCONTRACTORS AND THEIR EMPLOYEES, BUT EXCLUDING HOWEVER, THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SUCH PERSON. THIS WAIVER, RELEASE AND INDEMNITY BY GRANTEE SHALL SURVIVE TERMINATION OF THIS AGREEMENT.

ARTICLE 5

GRANTOR’S REPRESENTATIONS AND WARRANTIES

Subject to the provisions of this Article 5, Grantor represents and warrants to Grantee as follows:

5.1 Organization and Standing. Grantor is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to carry on its business in the states where the Assets are located.

5.2 Legal Power. Grantor has all requisite power and authority to own the Assets to carry on its business as presently conducted, and to enter into and perform this Agreement (and all documents required to be executed and delivered by Grantor at Closing or pursuant to the Second Conveyance) and to consummate the transactions contemplated by this Agreement (and such documents).

5.3 Authorization and Enforceability. The execution, delivery and performance by Grantor of this Agreement (and all documents required to be executed and delivered by Grantor at Closing or pursuant to the Second Conveyance), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Grantor. This Agreement constitutes (and, at Closing and at the time of the delivery of the Second Conveyance, such documents shall constitute) Grantor’s legal, valid and binding obligation, enforceable against Grantor in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

5.4 Liability for Broker’s Fees. Grantor has not incurred any liability, contingent or otherwise, for brokers’ fees, finders’ fees or any other similar fees relating to the transactions contemplated hereby for which Grantee shall have any responsibility.

5.5 No Bankruptcy. There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or, to the Knowledge of Grantor, threatened against Grantor (or any Affiliate thereof) by any third Person or other Grantor.

5.6 Litigation. Except as set forth on Schedule 5.6, (a) Grantor has not received a written claim or written demand notice that has not been resolved and that would materially adversely affect the Assets; and (b) there are no actions, suits, administrative or arbitration proceedings governmental investigations, written governmental inquiries or proceedings pending or, to the Knowledge of Grantor, threatened in writing against Grantor or any of the Assets, in any court or by or before any Governmental Authority or arbitrator with respect to the Assets or that would affect the Grantor’s ability to consummate the transactions contemplated by this Agreement, or materially adversely affect the Assets.

5.7 Insurance. Grantor maintains, and through the Closing Date will maintain, with respect to the Assets other than the Golden Lane Leases, the insurance coverage described on Schedule 5.7. Grantor maintains, and through the date of the Second Conveyance will maintain, with respect to the Golden Lane Leases, the insurance coverage described on Schedule 5.7.

5.8 No Liens. The Assets will be conveyed to Grantee at the Closing free and clear of all Liens and encumbrances other than Permitted Encumbrances; provided, the Golden Lane Leases will be conveyed to Grantee free and clear of all Liens and encumbrances other than Permitted Encumbrances on the date of the Second Conveyance.

5.9 Judgments. There are no unsatisfied penalties, awards, judgments or injunctions issued by a court of competent jurisdiction or other Governmental Authority outstanding against Grantor or with respect to any Asset that would be reasonably expected to materially interfere with the operation of the Assets, impair Grantor’s ability to consummate the transactions contemplated by this Agreement or materially impair the value of any Asset.

5.10 Compliance with Law. Grantor’s ownership and the operation of the Assets are in compliance in all material respects with all applicable Laws, and Grantor has not received written notice of a violation of any Law, or any judgment, decree or order of any court, applicable to its business or operations which remains uncured.

5.11 Calls on Production. Except as set forth on Schedule 5.11, there are no calls on or preferential rights to purchase production from the Assets, take-or-pay payments, advance payment, or other arrangements whereby Grantee will not receive full payment for production delivered at the time that such production is delivered and no Property is subject to penalties on allowables due to production in excess of allowables.

5.12 Material Agreements. All Material Agreements are listed on Exhibit C. Each Material Agreement and Lease is in full force and effect and represents the legal, valid and binding obligation of Grantor, enforceable in accordance with its terms. Except as set forth on Schedule 5.12, (a) Grantor is not in breach of any Material Agreement or Lease, and (b) Grantor has not received or delivered a written notice of default or breach with respect to any Material Agreement or Lease. Prior to the date of this Agreement, Grantor has made available to Grantee or its representatives true and complete copies of each Material Agreement and Lease and all amendments or modifications thereto.

5.13 Hydrocarbon Sales Contracts. Except as set forth on Schedule 5.13, the Assets are not subject to any Hydrocarbon sales contracts for the sale of production from the Assets.

5.14 Suspense Proceeds. Except as set forth on Schedule 5.14, neither the proceeds of Grantor, nor, with respect to Assets that are operated by Grantor or any Affiliate thereof, any third Person, are being held in suspense.

5.15 Royalties and Rentals. To Grantor’s Knowledge, all bonuses, delay rentals, shut-in royalties, overriding royalties, minimum royalties, royalties and all other similar obligations, other than suspended royalties, with respect to the Assets have been timely paid in accordance with applicable Leases and Laws.

5.16 Permits. With respect to Assets for which Grantor is the operator, Grantor has and is maintaining all material permits, licenses, approvals and consents from appropriate Governmental Authorities to conduct operations on such Assets (collectively, “Permits”). To Grantor’s Knowledge, the Assets are in compliance with applicable Laws, Permits, rules, regulations, ordinances and orders. The Permits will not be subject to suspension, modification, revocation, or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

5.17 Preferential Rights and Transfer Requirements. Except as set forth in Schedule 5.17, there are no Preferential Rights or Transfer Requirements attributable or with respect to any of the Assets.

5.18 No Conflicts. Except as set forth on Schedule 5.18, the execution, delivery, performance and consummation of this Agreement (and the transactions contemplated hereby) does not and will not: (a) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under any term or provision of any instrument, agreement, contract, commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which Grantor is a party or by which Grantor or any of the Assets is bound (including the governing documents of Grantor); (b) violate, conflict or constitute a breach of any statute, regulation or judicial or administrative order, award, judgment or decree to which Grantor is a party or by which Grantor or any of the Assets is bound; or (c) result in the creation, imposition or continuation of any adverse claim or interest, or any Lien, encumbrance, charge, equity or restriction of any nature whatsoever, on or affecting Grantor or the Assets.

5.19 Consents and Approvals. No filing or registration with, and no permit, authorization, certificate, waiver, license, consent or approval of, any Governmental Authority is necessary for the execution, delivery or performance by Grantor of this Agreement (other than existing permits and other existing approvals).

5.20 Taxes and Assessments.

(a) Each Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) required to be filed by Grantor with respect to the Assets has been timely and properly filed and all Taxes with respect to the Assets have been timely and properly paid. There is not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax.

(b) Grantor has not received written notice of any pending claim against Grantor (which remains outstanding) from any applicable Governmental Authority for assessment of Taxes with respect to the Assets. No Governmental Authority has ever asserted a claim that Grantor or its Affiliates are subject to Tax in a jurisdiction in which Grantor or its Affiliate, as applicable, is not filing Tax Returns.

(c) No Asset is subject to a Tax partnership agreement or provision requiring a partnership income Tax Return to be filed under applicable Law.

5.21 Wells and Equipment. Except as set forth on Schedule 5.21:

(a) all Wells have been drilled and completed at legal locations in accordance with generally accepted oil and gas field practices and within the limits permitted by all applicable Leases, contracts, and pooling or unit agreements;

(b) there are no Wells located on the Assets that (i) Grantor or its Affiliate is currently obligated by any Laws or contract to currently plug, dismantle or abandon; or (ii) have been plugged, dismantled, or abandoned in a manner that does not comply in all material respects with Laws; or (iii) formerly produced but that are currently temporarily abandoned; and

(c) Grantor (or the applicable operator) has all material easements, rights of way, licenses, and authorizations from Governmental Authorities necessary to access, construct, operate, maintain, and repair the Equipment in the ordinary course of business as currently conducted and in compliance with all applicable Laws;

5.22 Outstanding Capital Commitments. As of the date of this Agreement, there are no outstanding authorities for expenditure which are binding on the Assets and which Grantor reasonably anticipates will individually require expenditures by Grantor or its successors in interest from and after the Effective Time in excess of Fifty Thousand Dollars ($50,000), other than as shown on Schedule 5.22, other than those incurred in the ordinary course of business and other than the Capital Projects.

5.23 Environmental. Except as may be disclosed in Schedule 5.23 or for matters that would not, individually or in the aggregate have a material adverse effect on the Assets (taken as a whole):

(a) the operations of the Assets are, and have been, in compliance with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance in all respects with, all Permits required under all applicable Environmental Laws;

(b) neither Grantor nor any of its assets are the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws requiring remediation or the payment of a fine or penalty;

(c) the Assets are not subject to any action, claim, suit, investigation, inquiry, or proceeding pending or threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law;

(d) no circumstances exist with respect to the Assets that give rise to an obligation by Grantor to investigate, remediate, monitor or otherwise address the presence, on-site or offsite, of Hazardous Substances under any applicable Environmental Laws;

(e) there has been no Release of any Hazardous Substances into the environment from any of the Assets; and

(f) Grantor has provided copies to Grantee of all environmental studies, assessments, and investigations related to the Assets.

5.24 Surface Use. With the exception of Lease provisions, including provisions set forth in recorded addendums to Leases, and agreements listed in Schedule 5.24, there are no surface use agreements to which Grantor is a party covering a portion of the Assets.

5.25 Title. Except as set forth in Schedule 5.25, Grantor has Defensible Title to the Leases and Wells. Upon the Closing, Grantee will acquire Defensible Title to all Leases and Wells other than the Golden Lane Leases. Upon receipt of the Second Conveyance pursuant to Section 7.2(g), Grantee will acquire Defensible Title to the Golden Lane Leases.

5.26 Investment. Grantor is not acquiring the Consideration Units with a view to or for sale in connection with any distribution thereof or any other security related thereto in violation of the Securities Act or any state securities laws. Grantor is familiar with investments of the nature of the Consideration Units, understands that this investment involves substantial risks, has adequately investigated Grantee and the Consideration Units, and has substantial knowledge and experience in financial and business matters such that it is capable of evaluating, and has evaluated, the merits and risks inherent in acquiring the Consideration Units, and is able to bear the economic risks of such investment. Grantor has received and reviewed a copy of the Partnership Agreement and understands that the Partnership Agreement contains important provisions governing Grantor’s rights with respect to the Consideration Units and Grantee. Grantor has had the opportunity to visit with Grantee and meet with its officers and other representatives to discuss the business, assets, liabilities, financial condition, and operations of

Grantee, has received all materials, documents and other information that Grantor deems necessary or advisable to evaluate Grantee and the Consideration Units, and has made its own independent examination, investigation, analysis and evaluation of Grantee and the Consideration Units, including its own estimate of the value of the Consideration Units. Grantor has undertaken such due diligence (including a review of the properties, liabilities, books, records and contracts of Grantee) as Grantor deems adequate. Grantor acknowledges that the Consideration Units have not been registered under applicable federal and state securities laws and that such Consideration Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities laws or pursuant to an exemption from registration under any federal or state securities laws, and that the certificates representing such Consideration Units will bear a legend to the foregoing effect. Grantor further acknowledges that it has reviewed the Lock-Up Agreement for the purposes described in Section 15.15.

ARTICLE 6

GRANTEE’S REPRESENTATIONS AND WARRANTIES

Subject to the provisions of this Article 6, Grantee represents and warrants to Grantor as follows:

6.1 Organization and Standing. Grantee is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to carry on its business in each State where the Assets are located and in each State where failure to be so qualified could reasonably be expected to adversely affect the Assets or consummation of the transactions contemplated by this agreement.

6.2 Power. Grantee has all requisite power and authority to carry on its business as presently conducted and to execute, deliver and perform this Agreement (and all documents required to be executed and delivered by Grantee at Closing). The execution, delivery and performance of this Agreement (and such documents) and the consummation of the transactions contemplated hereby (and thereby) will not violate, or be in conflict with, any material provision of Grantee’s governing documents or any material provisions of any agreement or instrument to which it is a party or by which it is bound, or, to its Knowledge, any judgment, decree, order, statute, rule or regulation applicable to Grantee.

6.3 Authorization and Enforceability. The execution, delivery and performance by Grantee of this Agreement (and all documents required to be executed and delivered by Grantee at Closing), and the consummation of the transactions contemplated hereby (and thereby), have been duly authorized by all necessary action on behalf of Grantee. This Agreement constitutes (and, at Closing, such documents shall constitute) Grantee’s legal, valid and binding obligation, enforceable against Grantee in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

6.4 Liability for Brokers’ Fees. Grantee has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Grantor shall have any responsibility whatsoever.

6.5 Litigation. There is no action, suit, proceeding, claim or investigation by any Person or Governmental Authority that impedes or is likely to impede Grantee’s ability to consummate the transactions contemplated hereby and to assume the liabilities to be assumed by Grantee under this Agreement, including, without limitation, the Assumed Obligations.

6.6 Capital Structure. As of the date hereof, the authorized Equity Interests of the Grantee are as set forth in the Partnership Agreement. At the close of business on March 15, 2013: (a) 5,395,000 Common Units were issued and outstanding; (b) 2,205,000 Subordinated Units (as such term is defined in the Partnership Agreement) were issued and outstanding; (c) 155,102 General Partner Units (as such term is defined in the Partnership Agreement) were issued and outstanding; and (d) 882,000 Common Units were reserved for issuance pursuant to Grantee’s Long Term Incentive Plan. Except as set forth in this Section 6.6, and except for changes since March 15, 2013 resulting from issuances of Common Units to any grantor of interests in the Properties pursuant to one or more separate Contribution Agreements with Grantee in substantially the form of this Agreement and dated on or about the date hereof or resulting from the grant or exercise of Equity Interest Equivalents granted prior to the date hereof pursuant to, or from issuances or purchases under, Grantee’s Long Term Incentive Plan, and other as provided in the Partnership Agreement, there are outstanding: (i) no Equity Interests or Equity Interest Equivalents, Voting Debt or other voting securities of Grantee; (ii) no securities of Grantee or any subsidiary of Grantee convertible into or exchangeable for shares of Equity Interests or Equity Interest Equivalents, Voting Debt or other voting securities of Grantee or any subsidiary of Grantee; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Grantee or any subsidiary of Grantee is a party or by which it is bound in any case obligating Grantee or any subsidiary of Grantee to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Equity Interests or Equity Interest Equivalents or any Voting Debt or other voting securities of Grantee or of any subsidiary of Grantee or obligating Grantee or any subsidiary of Grantee to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. At Closing, the Consideration Units will be validly issued in accordance with the Partnership Agreement, and will be fully paid (to the extent required under the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act).

6.7 No Conflicts. Except as set forth on Schedule 6.7, the execution, delivery, performance and consummation of this Agreement (and the transactions contemplated hereby) does not and will not: (a) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under any term or provision of any instrument, agreement, contract, commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which Grantor is a party or by which Grantee is bound (including the governing documents of Grantee); (b) violate, conflict or constitute a breach of any statute, regulation or judicial or administrative order, award, judgment or decree to which Grantee is a party or by which Grantee is bound; or (c) result in the creation, imposition or continuation of any adverse claim or interest, or any Lien, encumbrance, charge, equity or restriction of any nature whatsoever, on or affecting Grantee.

6.8 Securities Law, Access to Data and Information. Grantee is familiar with the Assets and it is a knowledgeable, experienced and sophisticated investor in the oil and gas business. Grantee understands and accepts the risks and absence of liquidity inherent in ownership of the Assets. Grantee acknowledges that the Assets are or may be deemed to be “securities” under the Securities Act of 1933, as amended, and certain applicable State securities or Blue Sky laws and that resales thereof may therefore be subject to the registration requirements of such acts. The Assets are being acquired solely for Grantee’s own account for the purpose of investment and not with a view to resale, distributions or granting a participation therein in violation of any securities Laws.

6.9 Grantee’s Evaluation.

(a) Grantee is experienced and knowledgeable in the oil and gas business and is aware of its risks. Grantee has been afforded the opportunity to examine the information relating to the Assets. Except for the representations and warranties of Grantor contained in this Agreement, Grantee acknowledges and agrees that neither Grantor, nor Grantor’s representatives, have made any representations or warranties, express or implied, written or oral, as to the accuracy or completeness of the information relating to the Assets or any other information relating to the Assets furnished or to be furnished to Grantee or its representatives by or on behalf of Grantor, including, without limitation any estimate with respect to the value of the Assets, estimates of reserves, estimates or any projections as to events that could or could not occur, future operating expenses, future workover expenses and future cash flow.

(b) In entering into this Agreement, Grantee acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of the transactions contemplated by this Agreement, including its own estimate and appraisal of the extent and value of the petroleum, natural gas and other reserves of the Assets, the value of the Assets and future operation, maintenance and development costs associated with the Assets. Grantee’s representatives have visited, or, prior to Closing will visit, the offices of Grantor and have been given (or, prior to Closing will be given) opportunities to examine the information relating to the Assets. Except as expressly provided in this Agreement, Grantor shall not have any liability to Grantee or its affiliates, agents, representatives or employees resulting from any use, authorized or unauthorized, of the information relating to the Assets or other information relating to the Assets provided by or on behalf of Grantor.

ARTICLE 7

COVENANTS AND AGREEMENTS

7.1 Covenants and Agreements of Grantor. Grantor covenants and agrees with Grantee as follows:

(a) Operations Prior to Closing. From the date of execution hereof to the Closing, Grantor will operate the Assets in a good and workmanlike manner consistent with past practices. From the date of execution of this Agreement to the Closing Date, Grantor shall pay or cause to be paid its proportionate share of all costs and expenses incurred in connection with such operations. Except for the Capital Projects (which in all cases are deemed approved by Grantee), Grantor will notify Grantee of ongoing activities and major capital expenditures in excess of Twenty-Five Thousand Dollars ($25,000.00) per activity net to Grantor’s interests conducted on the Assets.

(b) Restriction on Operations. Subject to Section 7.1(a), unless Grantor obtains the prior written consent of Grantee to act otherwise, Grantor will use good-faith efforts within the constraints of the applicable operating agreements and other applicable agreements: (i) not to abandon any part of the Assets (except in the ordinary course of business or the abandonment of Lease(s) upon the expiration of their respective primary terms or if not capable of production in paying quantities), (ii) except for Capital Projects, Grantor will notify Grantee of, and will not commit to, any operation or activity involving the Assets that is reasonably anticipated to result in costs and expenses to the owner of the applicable Asset (net to Grantor’s interest) of at least Twenty-Five Thousand Dollars ($25,000.00) per activity (excepting emergency operations, operations required under presently existing contractual obligations disclosed pursuant to Section 5.22 and ongoing commitments under existing AFE’s disclosed pursuant to Section 5.22), (iii) not to convey or dispose of any part of the Assets (other than replacement of equipment or sale of oil, gas, and other liquid products produced from the Assets in the regular course of business) or enter into, materially amend, terminate, or extend any farmout, farming or other similar contract affecting the Assets, (iv) not to let lapse any insurance now in force with respect to the Assets, (v) not to modify or terminate any contract relating to the operation of the Assets, (vi) not to grant or create any preferential right to purchase, right of first negotiation, right of first purchase, Transfer Restriction or similar right, obligation or requirement with respect to the Assets; (vii) not to incur any material indebtedness or take, or fail to take, any action that would cause a Lien or encumbrance to arise or exist with respect to the Assets; and (viii) not to agree to do any of the foregoing.

(c) Marketing. Unless Grantor obtains the prior written consent of Grantee to act otherwise, Grantor will not enter into any new marketing contracts or agreements providing for the sale of Hydrocarbons for a term beyond December 31, 2013, except in the ordinary course of business.

(d) Notices of Claims. Grantor shall promptly notify Grantee, if, between the date of execution of this Agreement and the Closing Date (or, with respect to the Golden Lane Leases, the Second Conveyance), Grantor receives written notice of any claim, suit, action or other proceeding relating to the Assets or written notice of any material breach or default under any Material Agreement.

(e) Compliance with Laws. During the period from the date of execution of this Agreement through the Closing Date (or, with respect to the Golden Lane Leases, the Second Conveyance), Grantor shall use good faith efforts to comply in all material respects with all applicable Laws, statutes, ordinances, rules, regulations and orders relating to the Assets.

(f) Enforcement of Third Party Provisions. To the extent pertaining to the Assets and the period of time from and after the Effective Time, Grantor shall, at Grantee’s request, use reasonable efforts to enforce, for the benefit of Grantee, at Grantee’s cost and expense, all of Grantor’s rights against third Persons under any warranties, guarantees or indemnities given by such third Persons.

7.2 Covenants and Agreements of the Parties. The Parties covenant and agree with each other as follows:

(a) Confidentiality. All data and information, whether written or oral, obtained from Grantor in connection with the transactions contemplated hereby, including the Records, whether obtained by Grantee before or after the execution of this Agreement, and data and information generated by Grantee based on data or information obtained from Grantor in connection with the transactions contemplated hereby (collectively, the “Information”), is deemed by the Parties to be confidential. Until the Closing (and for a period of one year after December 31, 2013, if Closing should not occur for any reason), except as required by Law, Grantee and its officers, agents and representatives will hold in strict confidence the terms of this Agreement, and all Information, except any Information which: (i) at the time of disclosure to Grantee by Grantor is in the public domain; (ii) after disclosure to Grantee by Grantor becomes part of the public domain by publication or otherwise, except by breach of this commitment by Grantee; (iii) Grantee can establish was rightfully in Grantee’s possession at the time of disclosure to Grantee by Grantor; (iv) Grantee rightfully received from third Persons free of any obligation of confidence; (v) is developed independently by Grantee without the Information, provided that the Person or Persons developing the data shall not have had access to the Information; or (vi) the disclosure of which is reasonably necessary in order to comply with applicable Transfer Requirements or Preferential Rights, notices required to be given under applicable contracts or to seek approvals and consents of Governmental Authorities for the conveyance of any Assets or the transactions contemplated hereby.

(b) Return of Information. If Closing does not occur and this Agreement is terminated, if Grantor so requests at any time, Grantee shall: (i) return to Grantor all copies of the Information in possession of Grantee obtained pursuant to any provision of this Agreement, which Information is at the time of termination required to be held in confidence pursuant to this Section 7.2; and (ii) destroy any and all notes, reports, studies or analyses based on, or incorporating, the Information. The terms of this Section 7.2 shall survive termination of this Agreement.

(c) Injunctive Relief. Grantee agrees that Grantor will not have an adequate remedy at law if Grantee violates any of the terms of Sections 7.2(a) and (b). In such event, Grantor will have the right, in addition to any other it may have, to obtain injunctive relief to restrain any breach or threatened breach of the terms of Sections 7.2(a) and/or (b), or to obtain specific enforcement of such terms.

(d) Financial Statements. Grantor acknowledges that Grantee may be required to include statements of revenues and direct operating expenses and other financial information relating to the Assets (“Financial Statements”) in documents filed with the Securities and Exchange Commission (the “SEC”) by Grantee pursuant to the Securities Act of 1933, as amended (the

“Securities Act”), and that such Financial Statements may be required to be audited. In that regard, Grantor shall provide Grantee reasonable access to such records (to the extent such information is available) and personnel of Grantor as Grantee may reasonably request to enable Grantee, and its representatives and accountants, at Grantee’s sole cost and expense, to create and audit any Financial Statements that Grantee deems necessary. Grantor shall consent to the inclusion or incorporation by reference of the Financial Statements in any registration statement, report or other document of Grantee to be filed with the SEC in which Grantee reasonably determines that the Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Securities Exchange Act of 1934, as amended. Upon request of Grantee, Grantor shall request the external audit firm that audits the Financial Statements to consent to the inclusion or incorporation by reference of its audit opinion with respect to the audited Financial Statements in any such registration statement, report or other document. Grantor shall provide Grantee and its independent accountants with access to (i) any audit work papers of Grantor’s independent accountants and (ii) any management representation letters provided by Grantor to Grantor’s independent accountants.

(e) Casualty or Condemnation Loss.

(i) If after the date of this Agreement but prior to the Closing Date (or with respect to the Golden Lane Leases, prior to the Second Conveyance), any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain (“Casualty Loss”), and the loss as a result of such Casualty Loss individually or in the aggregate exceeds $139,200, Grantee shall nevertheless be required to close, and Grantor shall elect, by written notice to Grantee prior to Closing, either (1) to cause the Assets affected by any Casualty Loss to be repaired or restored to at least their condition prior to such Casualty Loss, at Grantor’s sole cost, risk and expense, as promptly as reasonably practicable (which work may extend after the Closing Date), or (2) to indemnify Grantee in a manner reasonably acceptable to Grantee against any costs, losses, or expenses that Grantee reasonably incurs to repair the Assets subject to any Casualty Loss. Grantor shall retain all rights to insurance and other claims against third Persons with respect to the Casualty Loss, except to the extent the Parties otherwise agree in writing.

(ii) If after the date of this Agreement but prior to the Closing Date (or with respect to the Golden Lane Leases, prior to the Second Conveyance), any portion of the Assets experiences a Casualty Loss, and the loss as a result of such Casualty Loss individually or in the aggregate is $139,200 or less, Grantee shall nevertheless be required to close and Grantor shall, at Closing, pay to Grantee all sums paid to Grantor by third Persons by reason of such Casualty Loss and shall assign, transfer and set over to Grantee or subrogate Grantee to all of Grantor’s right, title and interest (if any) in insurance claims, unpaid awards, and other rights against third Persons (other than Affiliates of Grantor, other than captive insurance Affiliates, and its and their directors, officers, employees and agents) arising out of the Casualty Loss.

(f) Updating Exhibit A and Exhibit to Conveyance. From and after the Closing Date, Grantee and Grantor shall cooperate in good faith to (i) update Exhibit A hereto and the related Exhibit to the Conveyance to include a more complete and accurate list of all Leases to be conveyed under the Conveyance in accordance with the terms of this Agreement and (ii) execute and file an amendment, restatement or correction to the Conveyance as necessary to reflect the complete and accurate list of Leases described in subsection (i) above.

(g) Updating Exhibit A and Executing Second Conveyance. Following the Closing, by no later than April 30, 2013:

(i) Grantor and Grantee shall cooperate in good faith to update Exhibit A hereto to include a more complete and accurate list of all Golden Lane Leases,

(ii) Grantor shall execute, acknowledge and deliver to Grantee an assignment, bill of sale and conveyance in substantially the form as the assignment, bill of sale and conveyance attached hereto as Exhibit G (the “Second Conveyance”) and such other instruments (as reasonably requested by Grantee) as may be necessary to convey Grantor’s interest in the Golden Lane Leases to Grantee in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices and

(iii) (x) The representations and warranties of Grantor herein contained shall be true and correct in all material respects as of the date of the Second Conveyance as though made on and as of such date, (y) Grantor shall have performed in all material respects all obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the date of the Second Conveyance and (z) Grantor shall deliver a certificate, duly executed by an authorized officer of Grantor certifying on behalf of Grantor that such conditions have been fulfilled.

ARTICLE 8

GRANTOR’S CONDITIONS TO CLOSE

The obligations of Grantor to consummate the transactions provided for herein are subject, at the option of Grantor, to the fulfillment at or prior to the Closing of each of the following conditions:

8.1 Representations. The representations and warranties of Grantee herein contained shall be true and correct in all material respects as of the Closing Date as though made on and as of such date.

8.2 Performance. Grantee shall have performed in all material respects all obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing.

8.3 Pending Matters. No suit, action or other proceeding shall be pending or threatened, and no injunction, order or award shall have been issued, that seeks to restrain, enjoin or otherwise prohibit, or recover material damages with respect to, the consummation of the transactions contemplated by this Agreement, excluding any such matter initiated by a Grantor or any Affiliate of Grantor.

8.4 Execution and Delivery of the Closing Documents. Grantee shall have executed, acknowledged and delivered, or shall stand ready to execute, acknowledge and deliver, as appropriate, to Grantor all documents described in Section 10.5.

ARTICLE 9

GRANTEE’S CONDITIONS TO CLOSE

The obligations of Grantee to consummate the transactions provided for herein are subject, at the option of Grantee, to the fulfillment at or prior to the Closing of each of the following conditions:

9.1 Representations. The representations and warranties of Grantor herein contained shall be true and correct in all material respects (and in all respects, in the case of representations and warranties qualified by materiality or material adverse effect), as of the Closing Date as though made on and as of such date, other than representations and warranties that refer to a specified date, which need only be true and correct as of such date.

9.2 Performance. Grantor shall have performed in all material respects (and in all respects, in the case of obligations, covenants and agreements qualified by materiality) all obligations, covenants and agreements contained in this Agreement to be performed or complied with by it at or prior to the Closing.

9.3 Pending Matters. No suit, action or other proceeding shall be pending or threatened, and no injunction, order or award shall have been issued, that seeks to restrain, enjoin or otherwise prohibit, or recover material damages with respect to, the consummation of the transactions contemplated by this Agreement, excluding any such matter initiated by Grantee or any of its Affiliates.

9.4 Execution and Delivery of the Closing Documents. Grantor shall have executed, acknowledged and delivered, or shall stand ready to execute, acknowledge and deliver, as appropriate, to Grantee all documents described in Section 10.4.

9.5 Grantee’s Conflicts Committee. Grantee shall have received approval of this Agreement in a form satisfactory to Grantee in its sole and complete discretion from the Conflicts Committee.

ARTICLE 10

THE CLOSING

10.1 Time and Place of the Closing. If the conditions referred to in Articles 8 and 9 have been satisfied or waived in writing, and subject to any extensions provided for herein, the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Grantee, whose address is 914 N. Broadway Ave., Suite 230, Oklahoma City, OK 73102, at 10:00 a.m. Central Time on March 29, 2013, or if all such conditions have not been satisfied or waived by that date, then two Business Days after all such conditions have been satisfied or waived (the “Closing Date”).

10.2 Adjustments to Consideration Amount at the Closing.

(a) All adjustments to the Consideration Amount shall be made (i) according to the factors described in this Agreement, (ii) in accordance with generally accepted accounting principles as consistently applied in the oil and gas industry, and (iii) without duplication.

(b) For the purposes of this Agreement, the term “Property Costs” shall mean all capital expenses, joint interest billings, lease operating expenses, lease rental and maintenance costs, royalties, overriding royalties, leasehold payments, Taxes, drilling expenses, workover expenses, geological, geophysical and any other exploration or development expenditures chargeable under applicable operating agreements or other agreements consistent with the standards established by the Council of Petroleum Accountant Societies of North America that are attributable to the maintenance and operation of the Assets during the period in question; provided, however, that Property Costs shall not include any liabilities, losses, costs and expenses attributable to: (i) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury or other torts, illness or death; property damage (other than damage to structures, fences, irrigation systems and other fixtures, crops, livestock, and other personal property in the ordinary course of business); (ii) violation of any Law (or private cause or right of action under any Law); (iii) environmental damage or liabilities, including obligations to remediate any contamination of groundwater, surface water, soil, sediments, or Equipment under applicable Environmental Law; (iv) title and environmental claims (including claims that Leases have terminated); (v) claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production) related to deduction of post-production costs or use of posted or index prices or prices paid by Affiliates; (vi) gas balancing and other production balancing obligations; (vii) Casualty Loss; and (viii) any claims for indemnification, contribution, or reimbursement from any third Person with respect to liabilities, losses, costs, and expenses of the type described in preceding clauses (i) through (vii), whether such claims are made pursuant to contract or otherwise.

(c) Following the Closing in accordance with Section 10.3, the Consideration Amount shall be increased by the following amounts (the “Upward Adjustments”):

(i) the amount of any Property Costs incurred and paid by Grantor that are attributable to the period from and after the Effective Time, except costs already deducted in the determination of proceeds pursuant to Section 10.2(d)(ii);

(ii) to the extent not covered in the preceding clause (i), an amount equal to all prepaid expenses to the extent attributable to the Assets after the Effective Time that were paid by or on behalf of Grantor, including without limitation, prepaid drilling or completion costs, applicable insurance costs and prepaid utility charges;

(iii) the value of all merchantable oil in storage at the Effective Time, which is sold and which is attributable to the Assets and paid to Grantee, such value to be the actual price received less Taxes and royalties paid by Grantee;

(iv) any other amount provided for in this Agreement or agreed upon in writing by Grantee and Grantor.

(d) Following the Closing in accordance with Section 10.3, the Consideration Amount shall be decreased by the following amounts (the “Downward Adjustments”):

(i) the amount of any Property Costs and other costs and expenses that are paid by Grantee, but are attributable to the period prior to the Effective Time;

(ii) proceeds received and retained by Grantor or its Affiliates (net of applicable Taxes and royalties paid or to be paid by Grantor and that are not otherwise reimbursed to Grantor or its Affiliate by a third Person purchaser of production) that are attributable to production from the Assets after the Effective Time, together with any other income earned with respect to the Assets from and after the Effective Time, excluding the effects of any futures, options, swaps, or other derivatives;

(iii) all downward Consideration Amount adjustments for Casualty Losses determined in accordance with Section 7.2(e);

(iv) the amount of all royalty, overriding royalty, and other burdens payable out of production of Hydrocarbons from or attributable to the Properties or the proceeds thereof to third Persons but held in suspense by or on behalf of Grantor or its Affiliate at Closing, and any interest accrued in escrow accounts for such suspended funds, to the extent such funds are not transferred to Grantee’s control at Closing;

(v) the amount of all third Person cash call payments received by Grantor or its Affiliate, to the extent applying to the ownership or operation of the Assets from and after the Effective Time; and

(vi) any other amount provided for in this Agreement or agreed upon in writing by Grantor and Grantee.

The adjustments described in this Section 10.2 are hereinafter referred to as the “Consideration Adjustments.”

10.3 Post-Closing Adjustment.

(a) As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Grantee shall prepare and deliver to Grantor a draft statement setting forth the final calculation of the Consideration Amount and showing the calculation of each Consideration Adjustment under Section 10.2, based on the most recent actual figures for each Consideration Adjustment. Grantee shall make such reasonable documentation as is in Grantee’s possession available to support the final figures. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of such statement from Grantee, Grantor shall deliver to Grantee a written report containing any changes that Grantor proposes be made to such statement. If Grantor does not deliver such report to Grantee on or before the end of such thirty (30) day period, Grantor shall be deemed to have agreed with Grantee’s statement, and such statement shall become binding upon the Parties.

(b) The Parties shall undertake to agree on the final statement of the Consideration Amount, including each Consideration Adjustment, no later than ninety (90) days after delivery of Grantor’s statement. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to the Oklahoma City, Oklahoma office of Smith, Carney & Co., P.C., or, if such firm is not able or willing to serve, a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Grantee and Grantor (the “Accounting Arbitrator”), for review and final determination by arbitration. The Accounting Arbitrator shall conduct the arbitration proceedings in Oklahoma City, Oklahoma in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 10.3. The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any Consideration Adjustment, the Accounting Arbitrator shall be bound by the terms of this Agreement and may not increase any such Consideration Adjustment more than the increase proposed by Grantor nor decrease any such Consideration Adjustment more than the decrease proposed by Grantee, as applicable. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of the Consideration Adjustment submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Grantor and Grantee shall each bear their own legal fees and other costs of presenting its case. Grantor shall bear one-half and Grantee shall bear one-half of the costs and expenses of the Accounting Arbitrator. Within ten (10) days after the earlier of (i) the expiration of Grantee’s thirty (30) day review period without delivery of any written report or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Consideration Adjustment, (x) Grantee shall pay to Grantor a number of Common Units equal to the number obtained by dividing (1) the amount (if any) by which the aggregate Upward Adjustments exceed the aggregate Downward Adjustments by (2) $20.00 or (y) Grantor shall deliver to Grantee a number of Common Units equal to the number obtained by dividing (1) the amount (if any) by which the aggregate Downward Adjustments exceed the aggregate Upward Adjustments by (2) $20.00, as applicable.

10.4 Actions of Grantor at the Closing. At the Closing, Grantor shall:

(a) execute, acknowledge and deliver to Grantee counterparts of the Conveyance and such other instruments (in form and substance agreed upon by Grantor and Grantee) as may be reasonably necessary to convey the Assets (except for the Golden Lane Leases, which will be subsequently conveyed pursuant to Section 7.2(g)) to Grantee in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b) deliver to Grantee possession of the Assets;

(c) execute and deliver to Grantee an affidavit attesting to the non-foreign status of Grantor;

(d) execute and deliver letters-in-lieu of division order to reflect the transactions contemplated hereby, which letters shall be on forms prepared by Grantor and reasonably acceptable to Grantee;

(e) deliver to Grantee a certificate, duly executed by an authorized officer of Grantor, certifying on behalf of Grantor that the conditions set forth in Sections 9.1 and 9.2 have been fulfilled;

(f) execute, acknowledge and deliver to Grantee any forms required by any Governmental Authority relating to the assumption of operations by Grantee, where applicable;

(g) deliver to Grantee duly executed and acknowledged releases and terminations of any and all mortgages, deeds of trust, assignments of production, financing statements, fixture filings, and other encumbrances and interests burdening the Assets (or any thereof), including but not limited to releases of Liens arising under the Credit Agreement; and

(h) execute, acknowledge and deliver any other agreements provided for herein or necessary or desirable to effectuate the transactions contemplated hereby; and

10.5 Actions of Grantee at the Closing. At the Closing, Grantee shall:

(a) issue a certificate representing the Consideration Units in Grantor’s name;

(b) take possession of the Assets (except for the Golden Lane Leases);

(c) deliver to Grantor a certificate, duly executed by an authorized officer of Grantee, certifying on behalf of Grantee that the conditions set forth in Sections 8.1 and 8.2 have been fulfilled; and

(d) execute and acknowledge counterparts of the Conveyance and such other instruments (in form and substance agreed upon by Grantor and Grantee) as may be reasonably necessary to convey the Assets to Grantee (except for the Golden Lane Leases, which will be subsequently conveyed pursuant to Section 7.2(g)).

ARTICLE 11

TERMINATION

11.1 Right of Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by any Party if the Closing shall not have occurred on or before June 30, 2013;

(c) by any Party if any Governmental Authority shall have issued an order, judgment or decree or taken any other action challenging, delaying, restraining, enjoining, prohibiting or invalidating the consummation of any of the transactions contemplated herein;

(d) by Grantor if Grantee (i) is in material breach of this Agreement, (ii) has received notice of such breach by Grantor and (iii) has not cured such breach within three (3) Business Days prior to Closing, unless such breach has been waived by the asserting Party;

(e) by Grantee if Grantor (i) is in material breach of this Agreement, (ii) has received notice of such breach by Grantee and (iii) has not cured such breach within three Business Days prior to Closing, unless such breach has been waived by Grantee;

provided, however, that no Party shall have the right to terminate this Agreement pursuant to clause (b) above if such Party is at such time in material breach of its representations and warranties set forth in this Agreement or negligently or willfully failed to perform or observe its covenants and agreements herein in any material respect.

11.2 Effect of Termination. In the event that the Closing does not occur as a result of any Party exercising its right to terminate pursuant to Section 11.1, then except as set forth in Sections 4.2, 7.2(a), 7.2(b), 7.2(c), 11.3, and Articles 1 and 14, this Agreement shall be null and void subject to Section 11.3.

11.3 Termination Damages.

(a) If all conditions precedent to the obligations of Grantee set forth in Article 9 have been met and the transactions contemplated by this Agreement are not consummated on or before the Closing Date because of the negligent or willful failure of Grantee to perform any of its obligations hereunder in any material respect, or the material breach of any representation or warranty herein by Grantee, then in such event, Grantor shall have the option to terminate this Agreement, in which case Grantor may pursue all available legal and equitable remedies.

(b) If all conditions precedent to the obligations of Grantor set forth in Article 8 have been met and the transactions contemplated by this Agreement are not consummated on or before the Closing Date because of the negligent or willful failure of Grantor to perform any of its obligations hereunder in any material respect, or the breach of any representation or warranty herein by Grantor, then in such event, Grantee shall have the option to terminate this Agreement, in which case as Grantee may pursue all available legal and equitable remedies, including, without limitation, specific performance.

(c) Notwithstanding anything to the contrary in this Agreement, in no event shall any Party be entitled to receive any punitive, indirect or consequential damages unless same are a part of a third Person claim for which a Party is seeking indemnification hereunder, REGARDLESS OF WHETHER CAUSED OR CONTRIBUTED TO BY THE SOLE, JOINT, COMPARATIVE OR CONCURRENT NEGLIGENCE OR STRICT LIABILITY OF THE OTHER PARTY, BUT EXPRESSLY EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

ARTICLE 12

TAXES

12.1 Fees. All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets shall be borne by Grantee.

12.2 Income Taxes; Transfer Taxes. Grantor shall retain responsibility for, and shall bear and pay, all federal income Taxes, state income Taxes, and other similar Taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement. To the extent any Transfer Taxes are payable by reason of the sale of the Assets under this Agreement, such Transfer Taxes shall be borne and timely paid by Grantee. The Parties will cooperate in good faith to minimize any Transfer Taxes to the extent permissible under applicable Law.

12.3 Asset Taxes. Grantor shall retain responsibility for, and shall bear and pay, all Asset Taxes assessed with respect to the ownership and operation of the Assets for (i) any period ending prior to the Effective Time and (ii) the portion of any Straddle Period ending immediately prior to the Effective Time. All Asset Taxes with respect to the ownership or operation of the Conveyed Interests arising on or after the Effective Time (including all Straddle Period Taxes not apportioned to Grantor) shall be allocated to and borne by Grantee. For purposes of allocation between the Parties of Asset Taxes that are payable with respect to Straddle Periods, the portion of any such Taxes that are attributable to the portion of the Straddle Period that ends immediately prior to the Effective Time shall (A) in the case of Asset Taxes that are based upon or related to revenues, income or receipts or imposed on a transactional basis such as severance or production Taxes, be allocated based on revenues from sales occurring before the Effective Time (which shall be Grantor’s responsibility) and from and after the Effective Time (which shall be Grantee’s responsibility); and (B) in the case of other Asset Taxes, be allocated pro rata per day between the period immediately prior to the Effective Time and the period beginning on the Effective Time. For purposes of clause (A) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending immediately prior to the Effective Time and the period beginning on the Effective Time. To the extent the actual amount of Asset Taxes is not determinable at Closing, Grantee and Grantor shall utilize the most recent information available in estimating the amount of Asset Taxes. Upon determination of the actual amount of Asset Taxes, Grantor shall pay to Grantee to the extent not taken into account in the final statement of the Consideration Amount any additional amount necessary to equal Grantor’s share of the Asset Taxes. In the event the amount of Asset Taxes paid by Grantor or included as a reduction to the Consideration Amount at Closing exceeds Grantor’s share of Asset Taxes, Grantee shall pay the amount of any such overage to Grantor. Any allocation of Asset Taxes between the Parties shall be in accordance with this Section 12.3.

12.4 Asset Tax Returns. Grantor shall prepare and file all Asset Tax Returns with respect to Asset Taxes that are due on or prior to the Closing Date and, subject to this Section 12.4, pay all Asset Taxes shown to be due thereon. To the extent that any amount of such Asset Taxes paid represents an amount attributable to Grantee under this Section 12.4, Grantor shall provide a statement to Grantee apportioning such Asset Taxes pursuant to this Section 12.4. Within 10 Business Days of receipt of such statement, Grantee shall reimburse Grantor for Grantee’s allocated portion of such Asset Taxes. With respect to Asset Taxes that are due after the Closing Date, each Party shall, subject to the provisions of this Section 12.4, (i) pay (or cause to be paid) all such Asset Taxes for which such Party is responsible and (ii) prepare and file (or cause to be prepared and filed) all such Asset Tax Returns for which such Party is responsible. All Tax Returns for any Straddle Periods shall be prepared and filed by Grantee, and Grantee shall provide a statement to Grantor apportioning such Straddle Period Asset Taxes. Within ten (10) Business Days of receipt of such statement, Grantor shall pay Grantee for Grantor’s allocated portion of such Asset Taxes.

ARTICLE 13

OBLIGATIONS AND INDEMNIFICATION

13.1 Retained Obligations. Provided that the Closing occurs, Grantor shall retain all obligations and liabilities (collectively “Retained Obligations”) related to (i) the Excluded Assets, (ii) Property Costs and other costs which are for the account of Grantor pursuant to Section 2.4(b) or Section 10.2, (iii) the business and operation of the Assets relating to periods prior to the Effective Time, including Pre-Closing Environmental Liabilities, (iv) Tax obligations retained by Grantor pursuant to Article 12 and (v) all litigation existing as of the Effective Time, whether or not disclosed on Schedule 5.6 indefinitely.

13.2 Assumed Obligations. Provided that the Closing occurs, Grantee hereby assumes all duties, obligations and liabilities (collectively, the “Assumed Obligations”) related to (i) the business and operation of the Assets relating to periods after the Effective Time, including Post-Closing Environmental Liabilities, (ii) any and all plugging and abandonment operations associated with the Assets, regardless of when such obligations arose and (iii) the obligations of Grantee pursuant to Article 12.

13.3 Grantee’s Indemnification. Provided that the Closing occurs, Grantee shall release, defend, indemnify and hold harmless Grantor, its affiliates, and their respective officers, directors, managers, employees, agents, partners, representatives, members, shareholders, affiliates, subsidiaries, successors and assigns (collectively, the “Grantor Indemnitees”) from and against any and all claims, damages, liabilities, losses, causes of action, costs and expenses (including, without limitation, those involving theories of negligence or strict liability and including court costs and attorneys’ fees) (collectively, the “Losses”) as a result of, arising out of, or related to, (a) the Assumed Obligations, (b) Grantee’s breach of any of its covenants or agreements contained in Section 7.2, or (c) the breach of any representation or warranty made by Grantee in Article 6, but expressly excluding, in each case, Losses against which Grantor would be required to indemnify Grantee pursuant to Section 13.4.

13.4 Grantor’s Indemnification. Provided that the Closing occurs, Grantor shall release, defend, indemnify and hold harmless Grantee, its partners, and their respective officers, directors, managers, employees, agents, representatives, members, shareholders, affiliates and subsidiaries (collectively, the “Grantee Indemnitees”) from and against any and all Losses arising out of, or relating to, (a) the Retained Obligations, (b) Grantor’s breach of any of its covenants or agreements contained in Article 7, (c) the breach of any representation or warranty made by Grantor in Article 5, or (d) the failure to satisfy and comply with any Transfer Requirements required under that certain Golden Lane Participation Agreement effective as of January 10, 2007 by and among Grantor, New Dominion, L.L.C., North Paradigm Partners, L.P., North Paradigm Partners II, L.P., North Paradigm Partners III-A, L.P., North Paradigm Partners III-B, L.P., Waveland Drilling Partners 2006A, L.P., Waveland Drilling Partners 2006B, L.P., Waveland Drilling Partners 2007A, L.P., the Michael Greer and Vickie Greer Family Trust dated January 10, 2007 and CEU Paradigm, LLC, but expressly excluding, in each case, Losses against which Grantee would be required to indemnify Grantor pursuant to Section 13.3.

13.5 Limitation for Grantor’s Indemnification.

(a) Notwithstanding anything to the contrary contained herein, Grantor’s indemnification obligation under Section 13.4 shall only apply if Grantee has provided Grantor with written notice claiming indemnification with respect to breaches of representations, warranties, covenants or agreements, on or before the date on which the applicable representation, warranty, covenant or agreement expires pursuant to Section 14.2.

(b) Grantor shall have no liability arising out of or relating to Section 13.4(c) for any Loss that does not exceed $10,000 (a “Recoverable Loss”) and then only to the extent the aggregate amount of all such Recoverable Losses actually incurred by Grantee Indemnitees thereunder exceed an amount equal to $69,600 (and then, subject to Section 13.5(c), only to the extent such aggregate Recoverable Losses exceed such amount).

(c) In no event shall Grantor’s aggregate liability arising out of or relating to Section 13.4(c) exceed an amount equal to $1,392,000.

(d) The amount of any Loss for which a Grantee Indemnitee claims indemnification under this Agreement shall be reduced by: (i) any insurance proceeds actually recovered with respect to such Loss and (ii) indemnification or reimbursement payments actually recovered from third parties with respect to such Loss.

(e) For purposes of determining whether there has been a breach of a representation or warranty by a Party in connection with the assertion of a claim for indemnification under Article 13, or determining the amount of a Loss, with respect to any asserted breach, such determination shall be made without regard to any qualifier as to “material,” “material adverse effect” or “materiality” contained in Article 5 or Article 6.

(f) The Parties shall treat, for Tax purposes, any amounts paid pursuant to this Article 13 as an adjustment to the Consideration Amount.

13.6 Notices and Defense of Indemnified Matters. Each Party shall promptly notify the other Party of any matter of which it becomes aware and for which it is entitled to indemnification from the other Party under this Agreement (“Indemnity Claims”); provided, however, that failure of a Party to so notify any other Party shall not relieve the indemnifying Party of its obligations, except to the extent that such failure results in insufficient time being available to permit the indemnifying Party to effectively defend against any third Person claim. The indemnifying Party shall be obligated to defend, at the indemnifying Party’s sole expense, any litigation or other administrative or adversarial proceeding against the indemnified Party relating to any matter for which the indemnifying Party has agreed to indemnify and hold the indemnified Party harmless under this Agreement. However, the indemnified Party shall have the right to participate with the indemnifying Party in the defense of any such matter at its own expense.

ARTICLE 14

LIMITATIONS ON REPRESENTATIONS AND WARRANTIES

14.1 Disclaimers of Representations and Warranties. The express representations and warranties of Grantor contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied or statutory. EXCEPT FOR THE EXPRESS REPRESENTATIONS OF GRANTOR IN THIS AGREEMENT (AND EXCEPT FOR THE SPECIAL WARRANTY OF TITLE TO BE CONTAINED IN THE CONVEYANCE AND THE SECOND CONVEYANCE), GRANTEE ACKNOWLEDGES THAT GRANTOR, AND GRANTOR’S REPRESENTATIVES HAVE NOT MADE, AND GRANTOR HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND GRANTEE HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO (a) TITLE TO THE ASSETS, (b) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, OR THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS, (c) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO GRANTEE BY OR ON BEHALF OF GRANTOR, AND (d) THE ENVIRONMENTAL CONDITION OF THE ASSETS. EXCEPT FOR THE EXPRESS REPRESENTATIONS OF GRANTOR IN THIS AGREEMENT, GRANTOR EXPRESSLY DISCLAIMS AND NEGATES, AND GRANTEE HEREBY WAIVES, AS TO PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES CONSTITUTING A PART OF THE ASSETS (i) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (ii) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (iii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (iv) ANY RIGHTS OF GRANTEES UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE CONSIDERATION AMOUNT, (v) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM DEFECTS, WHETHER KNOWN OR UNKNOWN, (vi) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW, AND (vii) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT, OR PROTECTION OF THE ENVIRONMENT OR HEALTH, IT BEING THE EXPRESS INTENTION OF GRANTEE AND GRANTOR THAT THE PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES INCLUDED IN THE ASSETS SHALL BE CONVEYED TO GRANTEE, AND GRANTEE SHALL ACCEPT SAME, AS IS, WHERE IS, WITH ALL FAULTS AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR AND GRANTEE REPRESENTS TO GRANTOR THAT GRANTEE WILL MAKE OR CAUSE TO BE MADE SUCH INSPECTIONS WITH RESPECT TO SUCH PERSONAL PROPERTY, EQUIPMENT, INVENTORY, MACHINERY AND FIXTURES AS GRANTEE DEEMS APPROPRIATE. GRANTOR AND GRANTEE AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS SECTION ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY APPLICABLE LAW, RULE OR ORDER.

14.2 Survival. The representations and warranties of the Parties contained herein and all covenants contained herein that are to be performed prior to the Closing will survive for twelve (12) months following the Closing; provided, however, the Fundamental Representations and Warranties shall survive the Closing until the date that is thirty (30) days following the expiration of the applicable statute of limitations. All covenants contained herein that are to be performed following the Closing shall survive the Closing until fully performed. No Party shall have any liability for indemnification claims made under Article 13 with respect to any representation, warranty or covenant unless an Indemnity Claim is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty or covenant. If an Indemnity Claim has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or covenant or claim, then the applicable representation, warranty or covenant shall survive as to such claim until such claim has been finally resolved.

ARTICLE 15

MISCELLANEOUS

15.1 Expenses. Except as otherwise provided in this Agreement or any document to be executed pursuant hereto, regardless of whether the transactions contemplated by this Agreement occur, each Party shall be solely responsible for all expenses, including due diligence expenses, incurred by it in connection with the transactions contemplated hereby, and neither Party shall be entitled to any reimbursement for such expenses from the other Party.

15.2 Document Retention. As used in this Section 15.2, the term “Documents” shall mean all files, documents, books, records and other data delivered to Grantee by Grantor pursuant to the provisions of this Agreement (other than those that Grantor have retained either the original or a copy of), including, but not limited to: financial and tax accounting records; land, title and division of interest files; contracts; engineering and well files; and books and records related to the operation of the Assets prior to the Closing Date. Grantee shall retain and preserve the Documents for a period of no less than seven (7) years following the Closing Date (or for such longer period as may be required by law or governmental regulation), and shall allow Grantor or its representatives, at Grantor’s expense, to inspect the Documents at reasonable times and upon reasonable notice during regular business hours during such time period. Grantor shall have the right during such period to make copies of the Documents at its expense.

15.3 Entire Agreement. This Agreement, the documents to be executed pursuant hereunto, and the exhibits attached hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. No supplement, amendment, alteration, modification or waiver of this Agreement shall be binding unless executed in writing by the Parties and specifically referencing this Agreement and identified as a supplement, amendment, alteration, modification or waiver.

15.4 Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

15.5 Publicity. The Parties hereto shall consult with each other prior to issuing any public announcement or statement with respect to the transactions contemplated hereby and shall give the other Party the opportunity to provide comments to such public announcement or statement, unless such announcement or statement is required by applicable law or stock exchange requirements.

15.6 No Third Party Beneficiaries. Except as provided in Sections 13.3 and 13.4, nothing in this Agreement shall provide any benefit to any third Person or entitle any third Person to any claim, cause of action, remedy or right of any kind, it being the intent of the Parties that this Agreement shall otherwise not be construed as a third party beneficiary contract.

15.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, by operation of law otherwise, by any Party without the prior written consent of the other Parties, and any attempted assignment without such consent shall be void.

15.8 Governing Law. This Agreement, other documents delivered pursuant hereto and the legal relations between the Parties shall be governed by and construed and enforced in accordance with the laws of the State of Oklahoma, without giving effect to principles of conflicts of law that would result in the application of the laws of another jurisdiction. The Parties hereto irrevocably submit to the jurisdiction of the courts of the State of Oklahoma and the federal courts of the United States of America located in Oklahoma City, Oklahoma over any dispute between the Parties arising out of this Agreement or the transactions contemplated hereby, and each Party irrevocably agrees that all such claims in respect of such dispute shall be heard and determined in such courts (except to the extent a dispute, controversy, or claim arising out of or in connection with a determination of Consideration Amount adjustments pursuant to Section 10.3(b) is referred to an expert pursuant to such Section). The Parties hereto irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the venue of any dispute arising out of this Agreement or the transactions contemplated hereby being brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by a suit on the judgment or any other manner provided by law. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER PARTY IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT.

15.9 Notices. Any notice, communication, request, instruction or other document by any party to another required or permitted hereunder shall be given in writing and delivered in person or sent by U.S. Mail postage prepaid, return receipt requested, overnight courier or facsimile to the addresses of Grantor and Grantee set forth below. Any such notice shall be effective only upon receipt; provided, that notice given by facsimile transmission shall be confirmed by appropriate answer-back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours.

Grantor:

New Source Energy Corporation

914 N. Broadway Ave., Suite 230

Oklahoma City, OK 73101

Phone: 405.272.3028

Fax: 405.272.3034

Grantee:

New Source Energy Partners L.P.

914 N. Broadway Ave., Suite 230

Oklahoma City, OK 73101

Phone: 405.272.3028

Fax: 405.272.3034

Attention: Kristian Kos

With a copy (which shall not constitute notice) to:

New Source Energy GP, LLC

c/o New Source Energy Partners L.P.

914 N. Broadway Ave., Suite 230

Oklahoma City, OK 73101

Phone: 405.272.3028

Fax: 405.272.3034

Attention: Kristian Kos

Either Party may, by written notice so delivered to the other Party, change its address for notice purposes hereunder.

15.10 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the Parties shall negotiate in good faith to modify this Agreement so as to effect their original intention as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

15.11 Time of the Essence. Time shall be of the essence with respect to all time periods and notice periods set forth in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

15.12 Counterpart Execution. This Agreement may be executed in any number of counterparts. If counterparts of this Agreement are executed, the signature pages from various counterparts may be combined into one composite instrument for all purposes. All counterparts together shall constitute only one Agreement, but each counterpart shall be considered an original. No Party shall be bound until all Parties have executed a counterpart. Facsimile copies of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.

15.13 Determinations by Grantee. Whenever a determination, decision or approval by Grantee is called for by this Agreement, such determination, decision or approval must by authorized by the Conflicts Committee.

15.14 Further Assurances. After Closing, Grantor and Grantee agree to take such further actions and to execute, acknowledge and deliver, without further consideration, all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

15.15 Lockup. Grantor hereby agrees during the period commencing on the Closing and ending 180 days after February 7, 2013, Grantor shall be deemed to be subject to the same restrictions imposed on those unitholders of Grantee who executed lock-up agreements at the time of the pricing of the initial public offering of Grantee as if Grantor had executed the form of “lock-up” agreement attached as Exhibit B to the Underwriting Agreement of Grantee dated as of February 7, 2013 (the

“Lock-Up Agreement”).

[Signature Pages Follow]

IN WITNESS WHEREOF, Grantor and Grantee have executed and delivered this Agreement as of the date first set forth above.

GRANTOR:

NEW SOURCE ENERGY CORPORATION

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer

GRANTEE:

NEW SOURCE ENERGY PARTNERS L.P.

By: New Source Energy GP, LLC,
its general partner

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer